Form 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Dated August 4, 2004

VODAFONE GROUP

PUBLIC LIMITED COMPANY

(Exact name of registrant as specified in its charter)

VODAFONE HOUSE, THE CONNECTION, NEWBURY, BERKSHIRE, RG14 2FN, ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F     ☒     Form 40-F     ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes     ☐                No     ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82

This Report on Form 6-K contains the following:-

1.                                       Stock Exchange Announcement dated June 17, 2004

2.                                       Stock Exchange Announcement dated June 21, 2004

3.                                       Stock Exchange Announcement dated June 22, 2004

4.                                       Stock Exchange Announcement dated June 23, 2004

5.                                       Stock Exchange Announcement dated June 25, 2004

6.                                       Stock Exchange Announcement dated June 28, 2004

7.                                       Stock Exchange Announcement dated June 30, 2004

8.                                       Stock Exchange Announcement dated July 1, 2004

9.                                       Stock Exchange Announcement dated July 2, 2004

10.                                 Stock Exchange Announcement dated July 2, 2004

11.                                 Stock Exchange Announcement dated July 7, 2004

12.                                 Stock Exchange Announcement dated July 8, 2004

13.                                 Stock Exchange Announcement dated July 9, 2004

14.                                 Stock Exchange Announcement dated July 12, 2004

15.                                 Stock Exchange Announcement dated July 14, 2004

16.                                 Stock Exchange Announcement dated July 27, 2004

17.                                 Stock Exchange Announcement dated July 29, 2004

18.                                 Stock Exchange Announcement dated July 30, 2004

STOCK EXCHANGE ANNOUNCEMENT

For release at 7.00 am on 17 June 2004

RNS No: 8450Z

VODAFONE GROUP PLC

PURCHASE OF OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.10 each on the London Stock Exchange via UBS Limited.

Ordinary Shares

Date of purchase:	16 June 2004

Number of ordinary shares purchased:	30,000,000

Highest purchase price paid per share:	128.25p

Lowest purchase price paid per share:	127.25p

Volume weighted average price per share:	127.625p

Vodafone intends to hold the purchased shares in treasury.

Following the purchase of these shares, Vodafone holds 1,089,000,000 of its ordinary shares in treasury and has 67,191,795,612 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

STOCK EXCHANGE ANNOUNCEMENT

For release at 7.00 am on 21 June 2004

RNS No: 9392Z

VODAFONE GROUP PLC

PURCHASE OF OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.10 each on the London Stock Exchange via UBS Limited.

Ordinary Shares

Date of purchase:	18 June 2004

Number of ordinary shares purchased:	26,500,000

Highest purchase price paid per share:	127.00p

Lowest purchase price paid per share:	125.75p

Volume weighted average price per share:	126.4245p

Vodafone intends to hold the purchased shares in treasury.

Following the purchase of these shares, Vodafone holds 1,115,500,000 of its ordinary shares in treasury and has 67,165,337,801 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

STOCK EXCHANGE ANNOUNCEMENT

For release at 7.00 am on 22 June 2004

RNS No: 9910Z

VODAFONE GROUP PLC

PURCHASE OF OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.10 each on the London Stock Exchange via Deutsche Bank AG London.

Ordinary Shares

Date of purchase:	21 June 2004

Number of ordinary shares purchased:	31,000,000

Highest purchase price paid per share:	125.75p

Lowest purchase price paid per share:	124.75p

Volume weighted average price per share:	125.2266p

Vodafone intends to hold the purchased shares in treasury.

Following the purchase of these shares, Vodafone holds 1,146,500,000 of its ordinary shares in treasury and has 67,134,576,682 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

STOCK EXCHANGE ANNOUNCEMENT

For release at 7.00 am on 23 June 2004

RNS No: 0372A

VODAFONE GROUP PLC

PURCHASE OF OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.10 each on the London Stock Exchange via Deutsche Bank AG London.

Ordinary Shares

Date of purchase:	22 June 2004

Number of ordinary shares purchased:	63,000,000

Highest purchase price paid per share:	124.50p

Lowest purchase price paid per share:	122.00p

Volume weighted average price per share:	122.8333p

Vodafone intends to hold the purchased shares in treasury.

Following the purchase of these shares, Vodafone holds 1,209,500,000 of its ordinary shares in treasury and has 67,071,576,682 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

STOCK EXCHANGE ANNOUNCEMENT

For release at 7.00 am on 25 June 2004

RNS No:  1365A

VODAFONE GROUP PLC

PURCHASE OF OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.10 each on the London Stock Exchange via Goldman Sachs International.

Ordinary Shares

Date of purchase:	24 June 2004

Number of ordinary shares purchased:	43,000,000

Highest purchase price paid per share:	122.75p

Lowest purchase price paid per share:	121.50p

Volume weighted average price per share:	122.286p

Vodafone intends to hold the purchased shares in treasury.

Following the purchase of these shares, Vodafone holds 1,252,500,000 of its ordinary shares in treasury and has 67,029,200,882 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

STOCK EXCHANGE ANNOUNCEMENT

For release at 7.00 am on 28 June 2004

RNS No: 1817A

VODAFONE GROUP PLC

PURCHASE OF OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.10 each on the London Stock Exchange via Goldman Sachs International.

Ordinary Shares

Date of purchase:	25 June 2004

Number of ordinary shares purchased:	25,000,000

Highest purchase price paid per share:	123.00p

Lowest purchase price paid per share:	121.25p

Volume weighted average price per share:	122.0484p

Vodafone intends to hold the purchased shares in treasury.

Following the purchase of these shares, Vodafone holds 1,277,500,000 of its ordinary shares in treasury and has 67,004,657,731 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

STOCK EXCHANGE ANNOUNCEMENT

For release at 7.00 am on 30 June 2004

RNS No: 2828A

VODAFONE GROUP PLC

PURCHASE OF OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.10 each on the London Stock Exchange via Lehman Brothers International (Europe).

Ordinary Shares

Date of purchase:	29 June 2004

Number of ordinary shares purchased:	41,500,000

Highest purchase price paid per share:	123.00p

Lowest purchase price paid per share:	121.75p

Volume weighted average price per share:	122.3358p

Vodafone intends to hold the purchased shares in treasury.

Following the purchase of these shares, Vodafone holds 1,319,000,000 of its ordinary shares in treasury and has 66,963,472,904 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

STOCK EXCHANGE ANNOUNCEMENT

For release at 7.00 am on 1 July 2004

RNS No: 2482A

VODAFONE GROUP PLC

PURCHASE OF OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.10 each on the London Stock Exchange via Lehman Brothers International (Europe).

Ordinary Shares

Date of purchase:	30 June 2004

Number of ordinary shares purchased:	42,000,000

Highest purchase price paid per share:	122.00p

Lowest purchase price paid per share:	121.00p

Volume weighted average price per share:	121.5149p

Vodafone intends to hold the purchased shares in treasury.

Following the purchase of these shares, Vodafone holds 1,361,000,000 of its ordinary shares in treasury and has 66,921,848,158 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

STOCK EXCHANGE ANNOUNCEMENT

For release at 7.00 am on 2 July 2004

RNS No: 4003A

VODAFONE GROUP PLC

PURCHASE OF OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.10 each on the London Stock Exchange via Lehman Brothers International (Europe).

Ordinary Shares

Date of purchase:	1 July 2004

Number of ordinary shares purchased:	58,000,000

Highest purchase price paid per share:	120.25p

Lowest purchase price paid per share:	119.25p

Volume weighted average price per share:	119.8276p

Vodafone intends to hold the purchased shares in treasury.

Following the purchase of these shares, Vodafone holds 1,419,000,000 of its ordinary shares in treasury and has 66,865,648,158 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

STOCK EXCHANGE ANNOUNCEMENT

Announced at 14:01 hours
2 July 2004

RNS No: 4386A
2 July 2004 - for immediate release

Vodafone Group Plc (“the Company”)

In accordance with Section 329 of the Companies Act 1985, I have to inform you of the following changes in share interests of directors of the Company:

	Number of ordinary shares of US$0.10 in the capital of Vodafone Group Plc
	A	B	C	D	E
	Vesting of long term incentive award shares (1) (3)	Vesting of short term incentive award shares (2) (3)	No. of shares sold (4)	No. of shares transferred (5)	Short term incentive new awards (6)
Arun Sarin	—	—	—	—	1,520,600
Peter Richard Bamford	110,139	1,073,724	485,384	698,479	901,981
Thomas Geitner	85,276	311,064	—	396,340	—
Julian Michael Horn-Smith	134,864	—	55,295	79,569	—
Kenneth John Hydon	110,139	—	45,157	64,982	—

(1)                    The Trustees of the Vodafone Group Employee Trust have resolved to release these shares to directors following assessment of the performance, time and employment conditions to which the awards were subject.  Based on the performance achieved, 36.9% of the shares comprised in the original award have vested and the remainder of the award has lapsed.  The awards were granted on 20 June 2001 in accordance with the Vodafone Group Long Term Incentive Plan.

(2)                    The Trustees of the Vodafone Group Employee Trust have resolved to release these shares to directors following assessment of the performance, time and employment conditions to which the awards were subject.  Based on the performance achieved, 100% of the shares comprised in the original award have vested. The awards were granted on 19 June 2002 in accordance with the Vodafone Group Short Term Incentive Plan.

(3)                    The figures in columns A and B are the number of shares comprised in the vested percentage of the original award plus the number of shares that represent the value of dividends declared and paid or payable in respect of such shares since the date of award.

(4)                    The figures in column C are the number of shares out of those listed in columns A and B that the Company has been advised by Mourant & Co were sold by the Trustees of the Vodafone Group Employee Trust on 1 July 2004 at 120.0118 pence per share on behalf of the directors.  These share sales were made to satisfy the tax liabilities arising on the release of the shares to directors.

(5)                    The figures in column D are the net number of shares that the Company has been advised by Mourant & Co were on 1 July 2004 transferred from the Trustees to the directors in satisfaction of the vesting of the long term and short term awards of shares disclosed in columns A and B.

(6)                    The Company was advised by Mourant & Co on 1 July 2004 that, further to conditional awards made by the Trustees of the Vodafone Group Employee Trust in accordance with the Vodafone Group Short Term Incentive Plan, the number of shares in column E were on 1 July 2004 awarded at a price per share of 120.0118 pence.  The cash equivalent values of two thirds of these awards were outlined in the Annual Report and Accounts and Form 20-F for the year ended 31 March 2004.  The shares will normally be transferred to participants on or shortly after the second anniversary of the date of grant of the award, subject to the continued employment of the participants.  The vesting of one third of the shares in each award is additionally conditional on the achievement of a performance target approved by the Remuneration Committee.  The condition is dependent on growth in adjusted earnings per share over the two year performance period.  Seventy-five percent of the award subject to the performance condition will be released for the achievement of EPS growth of eleven percent over the two year period, rising on a straight line basis to one hundred percent vesting for growth of sixteen percent over the two-year period.

In accordance with Section 329 of the Companies Act 1985, I have to inform you that on 1 July 2004 Peter Bamford, a director of the Company, exercised an option granted to him in July 1997 under the terms of the Vodafone Group Plc Share Option Scheme (a share scheme not approved by the Inland Revenue under which the option exercise period expires seven year after the grant) over 150,500 ordinary shares of US$0.10 each in the capital of the Company at an exercise price of 58.7p per share.  Subsequently, 104,454 of the shares were sold at a price of 120.56p per share to cover the cost of the option and the tax liability arising on the exercise of the option.

As a result of the above, the interests in shares (excluding share options and unvested incentive shares) of the following Directors have increased to the following:

Mr A Sarin	4,844,000
Mr P R Bamford	1,035,613
Mr T Geitner	408,690
Sir Julian Horn-Smith	1,814,973
Mr K J Hydon	2,390,752

S R Scott

Company Secretary

STOCK EXCHANGE ANNOUNCEMENT

For release at 7.00 am on 7 July 2004

RNS No: 5680A

VODAFONE GROUP PLC

PURCHASE OF OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.10 each on the London Stock Exchange via Deutsche Bank AG London.

Ordinary Shares

Date of purchase:	6 July 2004

Number of ordinary shares purchased:	45,000,000

Highest purchase price paid per share:	119.00p

Lowest purchase price paid per share:	117.50p

Volume weighted average price per share:	118.2611p

Vodafone intends to hold the purchased shares in treasury.

Following the purchase of these shares, Vodafone holds 1,464,000,000 of its ordinary shares in treasury and has 66,822,756,360 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

STOCK EXCHANGE ANNOUNCEMENT

For release at 7.00 am on 8 July 2004

RNS No: 6131A

VODAFONE GROUP PLC

PURCHASE OF OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.10 each on the London Stock Exchange via Deutsche Bank AG London.

Ordinary Shares

Date of purchase:	7 July 2004

Number of ordinary shares purchased:	41,000,000

Highest purchase price paid per share:	120.50p

Lowest purchase price paid per share:	119.25p

Volume weighted average price per share:	119.6707p

Vodafone intends to hold the purchased shares in treasury.

Following the purchase of these shares, Vodafone holds 1,505,000,000 of its ordinary shares in treasury and has 66,781,756,360 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

STOCK EXCHANGE ANNOUNCEMENT

For release at 7.00 am on 9 July 2004

RNS No: 6613A

VODAFONE GROUP PLC

PURCHASE OF OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.10 each on the London Stock Exchange via Deutsche Bank AG London.

Ordinary Shares

Date of purchase:	8 July 2004

Number of ordinary shares purchased:	25,000,000

Highest purchase price paid per share:	120.25p

Lowest purchase price paid per share:	118.25p

Volume weighted average price per share:	119.4226p

Vodafone intends to hold the purchased shares in treasury.

Following the purchase of these shares, Vodafone holds 1,530,000,000 of its ordinary shares in treasury and has 66,759,122,864 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

STOCK EXCHANGE ANNOUNCEMENT

Announced at 14:09 hrs

12 July 2004

RNS No: 7352A

12 July 2004 - for immediate release

Notification of Major Interests in Shares

Vodafone Group Plc (“the Company”)

In accordance with Part VI of the Companies Act 1985, I have to inform you that the Company was notified on 9 July 2004 that on 8 July 2004, The Capital Group Companies, Inc., including its affiliates Capital Guardian Trust Company, Capital International Limited, Capital International SA, Capital International Inc. and Capital Research and Management Company, had holdings forming part of funds managed on behalf of investment clients in 4,042,563,707 ordinary shares of US$0.10 each in the capital of the Company.  These holdings represent 6.053 per cent of the issued ordinary share capital of the Company.  Set out below is a list of registered holders as notified by The Capital Group Companies, Inc. and their respective holdings in the Company.

Holdings by Management Companies and Fund	Number of Shares	Per cent of Outstanding

Capital Guardian Trust Company	1,496,576,817	2.241
Capital International Limited	743,082,239	1.113
Capital International SA	172,120,679	0.258
Capital International Inc.	209,383,815	0.313
Capital Research and Management Company	1,421,400,157	2.128

Philip Howie

Deputy Company Secretary

STOCK EXCHANGE ANNOUNCEMENT

Announced at 16:34 hrs

14 July 2004

RNS No:  8556A

DIRECTOR SHAREHOLDING

Vodafone Group Plc (“the Company”)

In accordance with Section 329 of the Companies Act 1985, I have to inform you that the Company was advised on 14 July 2004 by Mourant ECS Trustees Limited that on 12 July 2004 the following directors acquired an interest in the following number of ordinary shares of US$0.10 each in the Company at the price of 119p per share pursuant to the rules of the Vodafone Group Share Incentive Plan:

No. of shares
Mr P R Bamford	210
Sir Julian Horn-Smith	212
Mr K J Hydon	212

Stephen Scott

Group General Counsel and Company Secretary

STOCK EXCHANGE ANNOUNCEMENT

RELEASED AT 17.25 hrs

27 JULY 2004

27 July 2004 - for immediate release

Vodafone Group Plc (“the Company”)

In accordance with Section 329 of the Companies Act 1985, I have to inform you of the following changes in share interests of directors of the Company.  The vesting of all awards is conditional upon the achievement of performance conditions:

	Number of ordinary shares of US$0.10 in the capital of Vodafone Group Plc
	Award of performance shares (1)(3)	Grant of share options (2)(3)
Arun Sarin	2,016,806	7,058,823
Peter Richard Bamford	983,727	3,279,092
Thomas Geitner	829,438	2,764,793
Julian Michael Horn-Smith	1,241,754	4,139,180
Kenneth John Hydon	997,781	3,325,936

(1)          Conditional awards of shares were today granted to directors by the Trustees of the Vodafone Group Employee Trust.  The awards have been granted in accordance with the Vodafone Group Plc 1999 Long Term Stock Incentive Plan.  The vesting of these awards is conditional on continued employment with the Vodafone Group and on the satisfaction of a performance condition approved by the Remuneration Committee.  The performance measure is comparative total shareholder return (TSR).  The TSR of Vodafone Group Plc over the three year performance period is compared with that of other constituent companies of the FTSE Global Telecommunications index and companies are ranked by reference to their relative TSR performance.  If Vodafone’s TSR performance is such as to position it in the top half of the performance ranking of the constituent companies, all or some of the shares comprised in the award will vest.  The vesting schedule provides that 25% of the award will vest for median performance, rising to full vesting if the Company’s performance is within the top 20% of companies in the index.

(2)          The options were today granted by the Company to the directors in accordance with the Vodafone Group Plc 1999 Long Term Stock Incentive Plan and with the Company’s policy on long-term incentives that has been approved by shareholders.  The options will be exercisable at a price per share of 119p, which is the higher of the London Stock Exchange closing price per share on 27 July 2004 and the closing price on 2 July 2004, being the price at which annual option awards were granted to other Vodafone executives and employees.  The options will be exercisable subject to continued employment with the Vodafone Group and the satisfaction of a performance condition approved by the Remuneration Committee.  The performance condition is that compound growth in adjusted earnings per share over the three-year performance period must exceed at least 8% per annum.  If the compound growth is 8% per annum, 25% of the option will vest rising to full vesting if compound growth is 18% per annum.  In the event that full vesting is not achieved after three years, the measurement may be repeated after year five, measuring performance over five years.  The options are normally exercisable at any time between 3 and 10 years from the date of grant.

(3)          These awards are also conditional on the directors being compliant with the Company’s share ownership guidelines, which provide that they will acquire and maintain minimum levels of shareholding.  The levels are four times salary for the Chief Executive and three times salary for the other directors.

S R Scott

Company Secretary

STOCK EXCHANGE ANNOUNCEMENT

For release at 7.00 am on 29 July 2004

RNS No: 3390B

VODAFONE GROUP PLC

PURCHASE OF OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.10 each on the London Stock Exchange via Lehman Brothers International (Europe).

Ordinary Shares

Date of purchase:	28 July 2004

Number of ordinary shares purchased:	35,000,000

Highest purchase price paid per share:	118.50p

Lowest purchase price paid per share:	117.75p

Volume weighted average price per share:	118.025p

Vodafone intends to hold the purchased shares in treasury.

Following the purchase of these shares, Vodafone holds 1,565,000,000 of its ordinary shares in treasury and has 66,727,973,505 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

STOCK EXCHANGE ANNOUNCEMENT

FOR RELEASE AT 0700 HRS - 30 JULY 2004

VODAFONE GROUP PLC

PURCHASE OF OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.10 each on the London Stock Exchange via Lehman Brothers International (Europe).

Ordinary Shares

Date of purchase:	29 July 2004

Number of ordinary shares purchased:	22,000,000

Highest purchase price paid per share:	120p

Lowest purchase price paid per share:	118.75p

Volume weighted average price per share:	119.3182p

Vodafone intends to hold the purchased shares in treasury.

Following the purchase of these shares, Vodafone holds 1,587,000,000 of its ordinary shares in treasury and has 66,706,201,617 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Registrant)

Dated: August 4, 2004	By: /s/ S R SCOTT
Name: Stephen R. Scott
Title: Company Secretary